HIVE SOCIAL, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2022 and 2021

(Unaudited)

HIVE SOCIAL, INC.
Balance Sheets

	December 31,			
	2022		**2021**	
ASSETS				
Current Assets				
Cash and cash equivalents	$	839.00	$	1,534.00
Prepaid expenses	$	-	$	-
Accounts receivable	$	-	$	-
TOTAL CURRENT ASSETS	$	**839.00**	$	**1,534.00**
TOTAL ASSETS	$	**839.00**	$	**1,534.00**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	8,000.00	$	6,000.00
TOTAL CURRENT LIABILITIES	$	**8,000.00**	$	**6,000.00**
Non-Current Liabilities				
Notes payable	$	122,662.00	$	77,231.00
TOTAL NON-CURRENT LIABILITIES	$	**122,662.00**	$	**77,231.00**
TOTAL LIABILITIES	$	**130,662.00**	$	**83,231.00**
Shareholders' Equity				
Capital stock (12,000,000 shares authorized, 9,000,000 shares issued and outstanding. $.0001 per value)	$	900.00	$	900.00
Additional paid in capital	$	-	$	-
Retained earnings	$	(130,723.00)	$	(82,597.00)
TOTAL SHAREHOLDERS' EQUITY	$	**(129,823.00)**	$	**(81,697.00)**
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$	**839.00**	$	**1,534.00**

HIVE SOCIAL, INC.
Profit & Loss Statement

| | December 31, | |
	2022	2021
Income		
Sales	$ 1,999.00	$ -
Total Income	**$ 1,999.00**	**$ -**
Expense		
Advertising	$ -	$ 1,400.00
Auto	$ 1,038.00	$ -
Bank Fees	$ 78.00	$ -
Computer	$ -	$ 1,999.00
Insurance	$ 1,064.00	$ -
Subscriptions	$ 341.00	$ -
Legal Fee	$ 8,000.00	$ 12,000.00
Meals and Entertainment	$ 1,276.00	$ -
Office Supplies	$ 1,433.00	$ 1,196.00
Professional Service Fees	$ 35,257.00	$ 63,862.00
Startup Costs	$ -	$ 500.00
Telephone	$ -	$ 800.00
Travel Expenses	$ 1,638.00	$ -
Utilities	$ -	$ 840.00
Total Expense	**$ 50,125.00**	**$ 82,597.00**
Net Income	**$ (48,126.00)**	**$ (82,597.00)**

HIVE SOCIAL, INC.
Statement of Cash Flows
For the fiscal year ended on December 31, 2022

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	(48,126.00)
Change in Payables	$	47,431.00
Net Cash Flows From Operating Activities	**$**	**(695.00)**
Cash at Beginning of Period	$	1,534.00
Net Increase (Decrease) In Cash	$	(695.00)
Closing Cash As At Dec 31, 2022	**$**	**839.00**

HIVE SOCIAL, INC.
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, FEBRUARY 5, 2021	9,000,000	$ 900.00	-	$ -	$ -	$ (82,597.00)	$ (81,697.00)
Contributions	-	$ -	-	$ -	$ -	$ -	$ -
Other comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -	$ -
Net income	-	$ -	-	$ -	$ -	$ (48,126.00)	$ (48,126.00)
ENDING BALANCE, DECEMBER 31, 2021	9,000,000	$ 900.00	-	$ -	$ -	$ (130,723.00)	$ (129,823.00)

HIVE SOCIAL, INC.
Consolidated Statement of Equity

| | COMMON STOCK | | PREFERRED STOCK | | Additional | Retained earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	9,000,000	$ 900.00	-	$ -	$ -	$ (82,597.00)	$ (81,697.00)
Contributions	-	$ -	-	$ -	$ -	$ -	$ -
Other comprehensive gain/(loss)	-	$ -	-	$ -	$ -	$ -	$ -
Net income	-	$ -	-	$ -	$ -	$ (48,126.00)	$ (48,126.00)
ENDING BALANCE, DECEMBER 31, 2022	9,000,000	$ 900.00	-	$ -	$ -	$ (130,723.00)	$ (129,823.00)

HIVE SOCIAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the fiscal year ended on December 31, 2022

1. ORGANIZATION AND PURPOSE

Hive Social, Inc (the "Company"), is a corporation organized under the laws of the State of California. The Company operates a mobile social networking platform and derives revenue from advertising and hosting content.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompnaying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

For the fiscal year ended December 31, 2022, the Company's cash position include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.